Exhibit 99.1

Mine Safety Disclosure

To Date through September 30, 2011

(Unaudited)

(Whole dollars)

Operation(1)	Section 104* Citations	Section 104(b) Orders	104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Proposed MSHA** Assessments	Fatalities	Pending Legal*** Actions
New Iberia, LA	0	—	—	—	—	$16,401.00	—	1
Eufaula, AL	2	—	—	—	—	0.00	—	0
McIntyre, GA	7	—	—	—	—	106,594.00	—	3
Toomsboro, GA	2	—	—	—	—	0.00	—	3

Total	11	—	—	—	—	$122,995.00	—	7

*	Represents citations received during the three months ended September 30, 2011
**	Represents all outstanding MSHA citations under contest as of September 30, 2011
***	Represents number of outstanding MSHA citations with pending legal action as of September 30, 2011